Exhibit 12.1
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

						Nine Months Ended
	Years Ended March 31					December 31,
	2004	2005	2006	2007	2008	2008
Earnings available for fixed charges:

Earnings from continuing operations before income taxes, minority interest and discontinued operations	(114)	34	125	160	808	933

Add: Fixed charges	205	221	165	199	215	111

Less: Minority Interest in pre-tax loss of subsidiaries that have not incurred fixed charges	—	—	1	—	—	—

Total earnings available for fixed charges	91	255	291	359	1,023	1,044

Fixed charges:

Interest expense(1)	136	153	95	123	136	74

Interest portion of rental expense	69	68	70	76	79	37

Total fixed charges	205	221	165	199	215	111

RATIOS OF EARNINGS TO FIXED CHARGES	0.44	1.15	1.77	1.81	4.75	9.41

Deficiency of earnings to fixed charges	114	n/a	n/a	n/a	n/a	n/a

(1) Includes amortization of discount related to indebtedness